UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-39481

PainReform Ltd.
(Translation of registrant’s name into English)

65 Yigal Alon St., Tel Aviv 6744316
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

On May 31, 2024, PainReform Ltd. (the “Company”) issued a press release announcing the receipt of a letter from the Nasdaq Listing Qualifications. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The press release attached as Exhibit 99.1 to this Form 6-K is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-257968 and 333-265902) and the Company’s Registration Statement on Form F-3 (Registration No. 333-259318, 333-254982 and 333-276485).

99.1	Press Release dated May 31, 2024

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated May 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2024	PAINREFORM LTD.

	By:	/s/ Ilan Hadar
Ilan Hadar
Chief Executive Officer